SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35-3.0039609.0

MATERIAL FACT

In accordance with CVM Article 2 of CVM Instruction 358, Companhia Siderúrgica Nacional (“CSN” or “Company”) hereby informs its shareholders and the market in general that it will submit to shareholders’ approval at the Extraordinary Shareholders' Meeting to be held at the Company’s headquarters on September 30, 2013, at 11:00 a.m. (“Extraordinary Shareholders' Meeting”), the proposal for (i) the  merger, by the Company, of its subsidiary Florestal Nacional S.A. (corporate taxpayer ID (CNPJ): 09.295.323/0001-24) (“Florestal”), (ii) the  merger, by the Company, of the net assets to the spun-off from its subsidiary Companhia Metalúrgica Prada (corporate taxpayer ID (CNPJ): 56.993.900/0001-31) (“Prada”) and (iii) the  merger, by the Company, of the net assets to the spun-off from its subsidiary CSN Cimentos S.A. (corporate taxpayer ID (CNPJ): 42.564.807/0001-05) (“CSN Cimentos”) (jointly “Corporate Transaction”).

The Corporate Transaction will optimize the processes and maximize the results of all companies involved, concentrating, in a single organizational structure, (i) all commercial and administrative activities of Florestal and (ii) interests and other assets and liabilities composing the shareholders’ equity of Prada and CSN Cimentos that are not essential to the development of their respective corporate purposes.

The Corporate Transaction was meticulously studied and examined in meetings held with the managements, technical departments and legal advisors of the companies involved, which concluded that the transaction will bring financial and equity benefits and that the current moment is suitable for its execution.

Given that all the shares issued by Florestal, Prada and CSN Cimentos are currently held by the Company, the Corporate Transaction will not imply in capital increase or the issue of new Company shares. As a result, due to the Company’s capital remaining unaltered, it will not be necessary to establish any swap ratio due to the Corporate Transaction.

The shareholders’ equity of Florestal and the net assets to be spun-off from Prada and CSN Cimentos were evaluated at their book value, based on the specific balance sheets of each of the companies involved, calculated on August 31, 2013, by APSIS Consultoria Empresarial Ltda. (inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 08.681.365/0001-30 and the Regional Accounting Council (CRC RJ) under number 005112/O-9) (“APSIS”), a company specialized in appraisals appointed ad referendum to an Extraordinary Shareholders’ Meeting. The values calculated by APSIS are described below: (i)  Florestal: shareholders' equity totaling three hundred ninety-one million, three hundred eighty-nine thousand, one hundred and seven reais and five centavos (R$391,389,107.05); (ii)  Prada: net assets to be spun-off totaling fourteen million, two hundred seventy thousand, three hundred and forty-one reais and twenty-four centavos (R$14,270,341.24); and (iii)  CSN Cimentos: net assets to be spun-off totaling two hundred forty-four million, three hundred ninety-three thousand, six hundred and eleven reais and eighty-seven centavos (R$244,393,611.87);

Given that (i) the Company holds all the shares issued by Florestal, Prada and CSN Cimentos, (ii) the Corporate Transaction does not imply the Company’s capital increase, and (iii) there will be no changes to the Company’s shareholders’ interest due to the Corporate Transaction, the Company submitted requests to the CVM’s Superintendence of Corporate Relations (“SEP”), based on CVM Resolution 559 and, through Official Letters 269/2013, 273/2013 and 284/2013, all issued by SEP, the Company’s requests were approved and, consequently, there was no need for (i)  the preparation of the comparative appraisal reports mentioned in Article 264 of Law 6404/76; (ii)  the publication in the press of the Material Fact referred to in Article 2 of CVM Instruction 319/99; and (iii)  the preparation of the financial statements audited by the independent auditors, pursuant to Article 12 of CVM Instruction 319/99.

The basis for the Corporate Transaction, found in detail in the Protocol and Justification of Reasons, are subject to the final approval of the Extraordinary Shareholders' Meetings of CSN and the companies involved.  The Corporate Transaction is not subject to approval by Brazilian or foreign anti-trust authorities.

CSN will assume all costs and expenses related to the Corporate Transaction. The total cost of the Corporate Transaction has been estimated at approximately R$ 100,000.00 (one hundred thousand reais), including expenses with publications, appraisals, lawyers and other advisory expenses during the transaction.

The Protocols and Justifications of Reasons, the Appraisal Reports of the companies involved and all other documents and information related to the Corporate Transaction will be available to the shareholders as of today on the Company’s head offices and on the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br) and on the Company’s investor relations website (www.csn.com.br/ri/).

São Paulo, September 12, 2013.

David Moise Salama

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 12, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.